UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

EP Energy Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

268785102

(CUSIP Number)

Alejandro Moreno

c/o Access Industries, Inc.

730 Fifth Avenue, 20th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Matthew E. Kaplan

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 21, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 268785102

1	NAME OF REPORTING PERSON. Texas Oil & Gas Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,276,726 shares
	8	SHARED VOTING POWER 3,666,378 shares
	9	SOLE DISPOSITIVE POWER 31,276,726 shares
	10	SHARED DISPOSITIVE POWER 3,666,378 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,943,104 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.33%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 243,874,975 shares of common stock issued and outstanding as of January 21, 2014, as reported in the Issuer’s prospectus filed on Form 424B4 on January 21, 2014.

CUSIP No. 268785102

1	NAME OF REPORTING PERSON. RSB Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 34,943,104 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 34,943,104 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,943,104 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.33%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	All percentages are based on an aggregate of 243,874,975 shares of common stock issued and outstanding as of January 21, 2014, as reported in the Issuer’s prospectus filed on Form 424B4 on January 21, 2014.

CUSIP No. 268785102

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 34,943,104 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 34,943,104 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,943,104 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.33%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 243,874,975 shares of common stock issued and outstanding as of January 21, 2014, as reported in the Issuer’s prospectus filed on Form 424B4 on January 21, 2014.

CUSIP No. 268785102

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 34,943,104 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 34,943,104 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,943,104 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.33%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 243,874,975 shares of common stock issued and outstanding as of January 21, 2014, as reported in the Issuer’s prospectus filed on Form 424B4 on January 21, 2014.

CUSIP No. 268785102

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 34,943,104 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 34,943,104 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,943,104 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.33%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 243,874,975 shares of common stock issued and outstanding as of January 21, 2014, as reported in the Issuer’s prospectus filed on Form 424B4 on January 21, 2014.

CUSIP No. 268785102

1	NAME OF REPORTING PERSON. AI Energy Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,556,387 shares
	8	SHARED VOTING POWER 31,386,717 shares
	9	SOLE DISPOSITIVE POWER 3,556,387 shares
	10	SHARED DISPOSITIVE POWER 31,386,717 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,943,104 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.33%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 243,874,975 shares of common stock issued and outstanding as of January 21, 2014, as reported in the Issuer’s prospectus filed on Form 424B4 on January 21, 2014.

CUSIP No. 268785102

1	NAME OF REPORTING PERSON. AI Value Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 34,943,104 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 34,943,104 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,943,104 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.33%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	All percentages are based on an aggregate of 243,874,975 shares of common stock issued and outstanding as of January 21, 2014, as reported in the Issuer’s prospectus filed on Form 424B4 on January 21, 2014.

CUSIP No. 268785102

1	NAME OF REPORTING PERSON. Altep 2014 L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 109,991 shares
	8	SHARED VOTING POWER 34,833,113 shares
	9	SOLE DISPOSITIVE POWER 109,991 shares
	10	SHARED DISPOSITIVE POWER 34,833,113 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,943,104 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.33%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	All percentages are based on an aggregate of 243,874,975 shares of common stock issued and outstanding as of January 21, 2014, as reported in the Issuer’s prospectus filed on Form 424B4 on January 21, 2014.

CUSIP No. 268785102

1	NAME OF REPORTING PERSON. Access Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 34,943,104 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 34,943,104 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,943,104 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.33%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	All percentages are based on an aggregate of 243,874,975 shares of common stock issued and outstanding as of January 21, 2014, as reported in the Issuer’s prospectus filed on Form 424B4 on January 21, 2014.

CUSIP No. 268785102

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 34,943,104 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 34,943,104 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,943,104 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 14.33%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	All percentages are based on an aggregate of 243,874,975 shares of common stock issued and outstanding as of January 21, 2014, as reported in the Issuer’s prospectus filed on Form 424B4 on January 21, 2014.

Schedule 13D

This Schedule 13D is being filed by Texas Oil & Gas Holdings LLC (“TOGH”), RSB Limited (“RSB”), Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, AI Energy Holding LLC (“AIEH”), AI Value Holdings, LLC (“AIVH”), Altep 2014 L.P. (“Altep 2014”), Access Industries, Inc. and Len Blavatnik (collectively, the “Reporting Persons”, and each, a “Reporting Person”) to report an acquisition of Class A Common Stock of the Issuer, par value $0.01 per share (the “Class A Common Stock”).

Item 1	Security and Issuer

Class A Common Stock, par value $0.01 per share.

EP Energy Corporation (the “Issuer”)

1001 Louisiana Street

Houston, TX 77002

Item 2	Identity and Background

Name	Address of Business/Principal Office	Principal Business/Occupation	Jurisdiction of Organization/Citizenship

Texas Oil & Gas Holdings LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding Issuer securities	Delaware

RSB Limited	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	British Virgin Islands

Access Industries Holdings LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries, LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries Management, LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Manager of holdings of strategic investments in a variety of industries worldwide	Delaware

AI Energy Holding LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding Issuer securities	Delaware

AI Value Holdings, LLC	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Altep 2014 L.P.	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Access Industries, Inc.	730 Fifth Avenue New York, NY 10019	Holding strategic investments in a variety of industries worldwide	Delaware

Len Blavatnik	c/o Access Industries, Inc. 730 Fifth Avenue New York, NY 10019	Chairman of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide	United States

None of the Reporting Persons has, during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is filed as Exhibit 99.1 hereto.

Item 3	Source and Amount of Funds or Other Considerations

On January 21, 2014, AIEH purchased 3,556,387 shares of Class A Common Stock for an aggregate purchase price of $64,548,424.05. AIEH funded the purchase using a capital contribution from its sole member.

On January 21, 2014, Altep 2014 purchased 109,991 shares of Class A Common Stock for an aggregate purchase price of $1,996,336.65. Altep 2014 funded the purchase using capital contributions from its limited partners and general partner.

TOGH acquired its 31,276,726 shares of Class A Common Stock on August 30, 2013 as part of a corporate reorganization. As part of the corporate reorganization, through a series of contributions, all of the Class A membership units in EPE Acquisition LLC previously owned by TOGH and its affiliates were directly or indirectly exchanged for shares of Class A Common Stock of the Issuer.

Item 4	Purpose of Transaction

TOGH acquired the shares of Class A Common Stock it holds directly as an investment in the regular course of TOGH’s business. Pursuant to the terms of the Stockholders Agreement (described in Item 6, below), TOGH has the right to nominate a member to the Issuer’s board of directors (the “Board”). TOGH has nominated Donald A. Wagner to serve as a member of the Board.

AIEH acquired the shares of Class A Common Stock it holds directly as an investment in the regular course of AIEH’s business.

Altep 2014 acquired the shares of Class A Common Stock it holds directly as an investment in the regular course of Altep 2014’s business.

The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations that the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional shares of Class A Common Stock in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s common stock, in each case, subject to limitations under applicable law and under the Stockholders Agreement and the Lock-Up Letter (described in Item 6, below).

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

Except as set forth above, the Reporting Persons have no plans or proposals with respect to the Issuer.

Item 5	Interest in Securities of the Issuer

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of shares of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

TOGH holds 31,276,726 shares of Class A Common Stock directly. Each of RSB, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own the 31,276,726 shares of Class A Common Stock held directly by TOGH. RSB holds a majority of the outstanding membership interests in TOGH and, as a result, may be deemed to share voting and investment power over the shares of Class A Common Stock beneficially owned by TOGH. Access Industries Holdings LLC holds a majority of the outstanding voting interests in RSB and, as a result, may be deemed to share voting and investment power over the shares of Class A Common Stock beneficially owned by TOGH and RSB. Access Industries, LLC holds a majority of the outstanding voting interests in Access Industries Holdings LLC and, as a result, may be deemed to share voting and investment power over the shares of Class A Common Stock beneficially owned by TOGH, RSB and Access Industries Holdings LLC. Access Industries Management, LLC controls Access Industries, LLC and Access Industries Holdings LLC and, as a result, may be deemed to share voting and investment power over the shares beneficially owned by TOGH, RSB, Access Industries Holdings LLC and Access Industries, LLC. Mr. Blavatnik controls Access Industries Management, LLC and a majority of the outstanding voting interests in Access Industries, LLC and, as a result, may be deemed to share voting and investment power over the shares of Class A Common Stock beneficially owned by TOGH, RSB, Access Industries Holdings LLC, Access Industries, LLC and Access Industries Management, LLC. Because of their relationships with the other Reporting Persons, AIEH, AIVH, Altep 2014 and Access Industries, Inc. may be deemed to share investment and voting power over the shares of Class A Common Stock beneficially owned by TOGH, RSB, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, and Mr. Blavatnik. Each of RSB, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, AIEH, AIVH, Altep 2014, Access Industries, Inc. and Len Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than TOGH, disclaims beneficial ownership of the shares held by TOGH.

AIEH holds 3,556,387 shares of Class A Common Stock directly. Each of AIVH, Access Industries Management, LLC and Len Blavatnik may be deemed to beneficially own the 3,556,387 shares of Class A Common Stock held directly by AIEH. AIVH is the sole member of AIEH and, as a result, may be deemed to share voting and investment power over the shares of Class A Common Stock beneficially owned by AIEH. Access Industries Management, LLC controls AIVH and, as a result, may be deemed to share voting and investment power over the shares beneficially owned by AIEH. Mr. Blavatnik controls Access Industries Management, LLC and , as a result, may be deemed to share voting and investment power over the shares of Class A Common Stock beneficially owned by AIEH. Because of their relationships with the other Reporting Persons, TOGH, RSB, Access Industries Holdings LLC, Access Industries, LLC, Altep 2014 and Access Industries, Inc. may

be deemed to share investment and voting power over the shares of Class A Common Stock beneficially owned by AIEH, Access Industries Management, LLC and Mr. Blavatnik. Each of AIVH, Access Industries Management, LLC, RSB, Access Industries Holdings LLC, Access Industries, LLC, Altep 2014, Access Industries, Inc. and Len Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than AIEH, disclaims beneficial ownership of the shares held by AIEH.

Altep 2014 holds 109,991 shares of Class A Common Stock directly. Each of Access Industries, Inc. and Len Blavatnik may be deemed to beneficially own the 109,991 shares of Class A Common Stock held directly by Altep 2014. Access Industries, Inc. is the general partner of Altep 2014 and, as a result, may be deemed to have voting and investment control over the shares owned directly by Altep 2014. Mr. Blavatnik controls Access Industries, Inc. and, as a result, may be deemed to share voting and investment power over the 109,991 shares of Class A Common Stock held by Altep 2014. Because of their relationships with the other Reporting Persons, each of TOGH, RSB, Access Industries Holdings LLC, Access Industries, LLC, AIEH and AIVH may be deemed to share investment and voting power over the shares of Class A Common Stock beneficially owned by Altep 2014, Access Industries, Inc., and Mr. Blavatnik. Each of Access Industries, Inc., RSB, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management, LLC, AIEH, AIVH and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members, and managers thereof, other than Altep 2014, disclaims beneficial ownership of the shares held by Altep 2014.

(c) On January 21, 2014, AIEH purchased 3,556,387 shares of Class A Common Stock in a transaction with a broker at a price of $18.15 per share.

On January 21, 2014, Altep 2014 purchased 109,991 shares of Class A Common Stock in a transaction with a broker at a price of $18.15 per share.

(d) Except as otherwise described in Item 6, no person is known by any of the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, ordinary shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders Agreement

TOGH is party to a Stockholders Agreement, dated as of August 30, 2013 (the “Stockholders Agreement”), among the Issuer and certain holders of Class A Common Stock (the “Legacy Class A Stockholders”) and Class B Common Stock (the “Legacy Class B Stockholders” and, together with the Legacy Class A Stockholders, the “Legacy Stockholders”) of the Issuer. The following description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

The Stockholders Agreement contains, among other things, an agreement among the stockholders to restrict their ability to transfer Issuer stock as well as rights of first refusal, tag-along rights and drag-along rights. Pursuant to the Stockholders Agreement, certain of the Class A Stockholders have, subject to certain exceptions, preemptive rights to acquire their pro rata portion of any future issuances of additional securities of the Issuer.

Restrictions on Stock Transfers

Subject to certain exceptions, including the exercise of rights of first refusal, tag-along rights, drag-along rights and registration rights, shares of Issuer common stock may not be transferred by TOGH to any person other than permitted transferees, including affiliates of TOGH. These transfer restriction will survive until the earlier of (i) May 24, 2016 and (ii) the second anniversary of the consummation of a Qualified Offering (as defined below). TOGH may also transfer its shares with the approval of a majority of the directors on the Board, other than those directors that are a party, or affiliated with a party, to such transfer or have otherwise been designated by a Legacy Class A Stockholder that is a party to such transfer. These transfer restrictions will terminate upon a change of control of the Issuer.

Rights of First Refusal

Prior to making any transfer of shares of Class A Common Stock (other than certain customary permitted transfers, transfers in connection with a drag-along sale, transfers in connection with the exercise of tag-along rights, transfers pursuant to the exercise of registration rights under the Registration Rights Agreement (as defined below) or transfers following the consummation of a public offering in which (i) the cash proceeds to the Issuer and shareholders (without deducting underwriting discounts, expenses and commissions) are at least $250,000,000, (ii) the shares are listed on a national securities exchange, and (iii) the multiple of invested capital following the consummation of such public offering would be at least two (2.0) (a “Qualified Offering”)), any prospective selling Legacy Class A Stockholder shall notify the Issuer, the “Sponsors” (comprised of affiliates of Apollo Global Management, LLC (“Apollo”), Riverstone Holdings LLC (“Riverstone”), TOGH and Korea National Oil Corporation (“KNOC”)) and certain other Legacy Class A Stockholders (each, an “Eligible Class A Stockholder”), of such proposed transfer and the terms of such transfer. Each Eligible Class A Stockholder shall have the right to purchase its pro rata portion of the shares of Class A common stock proposed to be sold by such prospective selling Legacy Class A Stockholder. To the extent that the Eligible Class A Stockholders do not elect to purchase all of the shares of Class A common stock proposed to be transferred by such prospective selling Legacy Class A Stockholder, the Issuer will be entitled to purchase all or any portion of any remaining shares of Class A common stock proposed to be transferred by such prospective selling Legacy Class A Stockholder and if the Issuer and the Eligible Class A Stockholders do not elect to purchase all of the shares of Class A common stock proposed to be sold by such prospective selling Legacy Class A Stockholder, the remaining portion of such shares of Class A common stock may be transferred by such prospective selling Legacy Class A Stockholder.

Tag-Along Rights

Prior to making any transfer of shares of Class A common stock (other than certain customary permitted transfers, transfers pursuant to the exercise of registration rights under the Registration Rights Agreement or transfers in connection with a drag-along sale and subject to the exercise of the rights of first refusal described above), any prospective selling Legacy Class A Stockholder shall notify each other Legacy Class A Stockholder of such proposed transfer and the terms of such transfer. Each Legacy Class A Stockholder (including such prospective selling Legacy Class A Stockholder) shall have the right to participate in such transfer on the same terms as those proposed by such prospective selling Legacy Class A Stockholder and in the event that the prospective buyer is only willing to acquire less than all of the shares of Class A common stock that such prospective selling Legacy Class A Stockholder and the other participating Legacy Class A Stockholders desire to sell, then such prospective selling Legacy Class A Stockholder and the other participating Legacy Class A Stockholders shall be entitled to include in such transfer, their pro rata portion of the number of shares of Class A common stock that such prospective buyer is willing to acquire. To the extent that the other Legacy Class A Stockholders do not elect to sell the maximum number of such shares of Class A common stock that they are entitled to sell pursuant to the exercise of these tag-along rights, the remaining portion of such shares of Class A common stock may be transferred by such prospective selling Legacy Class A Stockholder. These tag-along rights will terminate upon the earlier of a Qualified Offering and a change of control of the Issuer.

Drag-Along Rights

If (i) the Issuer or any Legacy Class A Stockholder receives an offer from a prospective third party buyer to acquire Issuer Class A common stock in a transaction which would result in a change of control of the Issuer, (ii) such transaction has received Special Board Approval (as defined below) (except that after May 24, 2017, such transaction need only be approved by Apollo or the Legacy Class A Stockholders holding at least 40% of the Issuer’s outstanding Class A common stock), (iii) at least 80% of the consideration offered by such prospective buyer consists of cash or marketable securities, and (iv) the multiple of invested capital following the consummation of such transaction would be at least two (2.0), then the Issuer or such Legacy Class A Stockholder that receives such offer shall notify the other Legacy Class A Stockholders of the terms of such offer. Each Legacy Class A Stockholder will be required to vote in favor of and not oppose such transaction and sell its shares of Class A common stock to the prospective buyer and receive the same form and amount of consideration to be received by each other Legacy Class A Stockholder in such transaction. These drag-along rights will terminate upon a change of control of the Issuer.

Preemptive Rights

Each Legacy Class A Stockholder has the right to purchase its pro rata share of any new shares of common stock or any other equity or debt securities that the Issuer may propose to sell and issue. Legacy Class A Stockholders will not have preemptive rights with respect to the following issuances of securities by us: (i) any issuance of securities upon the exercise of options, warrants, debentures or other convertible securities outstanding as of August 30, 2013 or issued after August 30, 2013 in a transaction that complies with the preemptive rights provisions of the Stockholders Agreement, (ii) any issuance of securities to the Issuer’s officers, employees, managers or consultants pursuant to such person’s employment or consulting arrangements with us, (iii) any issuance of securities as part of (a) any direct or indirect consolidation, business combination or other acquisition transaction or (b) any joint venture or strategic partnership entered into primarily for purposes other than raising capital, in each case, to the extent approved by a majority of the Issuer’s directors on the Board, other than those directors that are a party, or affiliated with a party, to such transaction or have otherwise been designated by a Legacy Class A Stockholder that is a party to such transaction, (iv) any issuance of securities in connection with any share split, share dividend or similar distribution or recapitalization, (v) any issuance of securities pursuant to a registered public offering or in connection with an initial public offering, (vi) any issuance of shares of Class A common stock in exchange for shares of Class B common stock, and (vii) the issuance of 70,000 shares of Class B common stock to EPE Employee Holdings II, LLC contemplated by the Stockholders Agreement. These preemptive rights will terminate upon the earlier of a Qualified Offering and a change of control of the Issuer.

Composition of the Board

The Stockholders Agreement also provides the Sponsors with certain rights with respect to the designation of directors to serve on the Board. The Board is initially comprised of not less than 11 directors, (i) five of whom are designated by Apollo, (ii) two of whom are designated by Riverstone, (iii) one of whom is designated by TOGH, (iv) one of whom is designated by KNOC, (vi) one of whom is the Issuer’s chief executive officer and (vii) one of whom is an independent director designated by Apollo. Pursuant to the Stockholders Agreement, Apollo has the right to designate any director as the Chairman of the Board. Apollo has the right to and will designate one additional independent director within one year of the Effective Time and Riverstone has the right to and will designate an independent director within 90 days of January 16, 2014. Upon the designation of such independent directors, the Board will comprise of a total of 13 directors, of which three will be “independent” of the Issuer , the Legacy Stockholders and their affiliates under the rules of the NYSE.

As ownership in the Issuer by a Sponsor decreases, the Stockholders Agreement provides for the reduction in the number of directors such Sponsor may designate. The tables below state the number of director(s) that each Sponsor may designate to the Board pursuant to the Stockholders Agreement based on such Sponsor’s ownership of common stock, in each case, expressed as a percentage of its ownership of common stock as of the Effective Time (e.g., 75% means that the Sponsor holds 75% of the common stock that it held as of the Effective Time).

Apollo Ownership	Non-Independent Directors	Independent Directors
At least 75%	5	2
Between 50% and 75%	4	2
Between 25% and 50%	2	1
Between 10% and 25%	1	0
Less than 10%	0	0

Riverstone Ownership	Non-Independent Directors	Independent Directors
50%	2	1
Between 20% and 50%	0	1
Less than 20%	0	0

TOGH Ownership	Non-Independent Directors	Independent Directors
At least 50%	1	0
Less than 50%	0	0

KNOC Ownership	Non-Independent Directors	Independent Directors
At least 50%	1	0
Less than 50%	0	0

A director that is designated by any Sponsor pursuant to the Stockholders Agreement may be removed and replaced at any time and for any reason (or for no reason) only at the direction and upon the approval of such Sponsor for so long as such Sponsor has the right to designate the applicable director. The replacement of any director will be designated by the Sponsor that designated any such vacant seat unless such Sponsor has lost its right to designate the applicable director pursuant to the above. If the Sponsor has lost its right to designate the applicable director and the Legacy Class A Stockholders hold at least 50% of the Issuer’s outstanding common stock, the Legacy Class A Stockholders will have the right to designate a replacement director by a vote of the Legacy Class A Stockholders holding a majority-in-interest of the Issuer’s outstanding common stock then held by the Legacy Class A Stockholders (each such director, a “Replacement Director”); provided, that such Replacement Director is “independent” of us, the Legacy Stockholders and their affiliates under the rules of the NYSE.

Composition of Board Committees

The Stockholders Agreement also provides that for so long as each Sponsor has the right to designate a director or an observer to the Board (as described below), the Issuer will cause any committee of the Board to include in its membership such number of members that are consistent with, and reflects, the right of each Sponsor to designate directors or observers to the Board, except to the extent that such membership would violate applicable securities laws or stock exchange or stock market rules. The members of any committee can exclude any board observer from any committee meeting to protect attorney-client privilege, in connection with a conflict of interest, or for any other reason with the consent of the Legacy Class A Stockholder that appointed the board observer, which consent cannot be unreasonably withheld, conditioned or delayed. In addition, for so long as the Negative Control Condition is satisfied, the delegation of power to a committee of the Board will be consistent with and will not circumvent the consent rights described below under “Consent Rights.”

Board Observers

The Stockholders Agreement provides TOGH and certain other Legacy Class A Stockholders with certain rights with respect to the designation of observers to the Board. Each observer generally may attend the meetings of the Board as an observer (and not as a director) and receive the same information given to directors of the Board. No observer has a vote on the Board. The members of the board can exclude any board observer from any board meeting to protect attorney-client privilege, in connection with a conflict of interest, or for any other reason with the consent of the Legacy Class A Stockholder that appointed the board observer, which consent cannot be unreasonably withheld, conditioned or delayed. The table below states the number of board observers that TOGH may designate pursuant to the Stockholders Agreement based on its ownership of common stock, in each case, expressed as a percentage of its ownership of common stock as of January 16, 2014 (e.g., 50% means that TOGH holds 50% of the common stock that it held as of January 16, 2014).

TOGH Ownership	Board Observer
Between 20% and 50%	1
Less than 20%	0

Consent Rights

The Stockholders Agreement also provides that for so long as the Legacy Class A Stockholders hold at least 25% of the Issuer’s outstanding common stock and either Apollo or Riverstone is entitled to designate at least one director pursuant to the Stockholders Agreement (the “Negative Control Condition”), a majority of the Board, which majority includes (i) at least one director designated to the Board by Apollo and (ii) at least one director designated to the Board by one of the other Sponsors or one Replacement Director, must approve in advance certain of the Issuer’s significant business decisions, including each of the following (each such approval, a “Special Board Approval”):

•	change the size or composition of the Board;

•	any fundamental changes to the nature of the Issuer’s business as of the date of the Stockholders Agreement; the Issuer’s or any of the Issuer’s subsidiaries’ entry into any voluntary liquidation, dissolution or commencement of bankruptcy or insolvency proceedings, the adoption of a plan with respect to any of the foregoing or the decision not to oppose any similar proceeding commenced by a third party;

•	the consummation of a change of control (including a drag-along sale);

•	consummating any material acquisition or disposition by the Issuer of the assets or equity interests of any other entity involving consideration payable or receivable by the Issuer in excess of $100 million in the aggregate in any single transaction or series of transactions during any twelve-month period;

•	any redemption, repurchase or other acquisition by the Issuer of the Issuer’s equity securities, other than (i) a redemption, repurchase or forfeiture of common stock or Class B common stock held by EPE Management Investors, LLC and the Legacy Class B Stockholder, respectively, (ii) pursuant to a pro rata offer to all Legacy Stockholders or (iii) pursuant to the exercise of the right of first refusal, in each case, pursuant to the Stockholders Agreement;

•	incurring any indebtedness by the Issuer (including through capital leases, the issuance of debt securities or the guarantee of indebtedness of another entity) in excess of $250 million or that would otherwise result in the Issuer having a leverage ratio of 2.5 to 1.0 or greater;

•	hiring or firing the Issuer’s chief executive officer, the Issuer’s chief financial officer or any other member of senior management or approving the compensation arrangements of the Issuer’s chief executive officer, the Issuer’s chief financial officer or any other member of senior management (subject to the prior approval of the Compensation Committee of the Board), in accordance with all applicable governance rules;

•	any payment or declaration of any dividend or other distribution on any of the Issuer’s equity securities or entering into a recapitalization transaction the primary purpose of which is to pay a dividend, other than intra-company dividends among the Issuer and its subsidiaries;

•	approval of the Issuer’s annual budget;

•	any authorization, creation (by way of reclassification, merger, consolidation or otherwise) or issuance of any of the Issuer’s or the Issuer’s subsidiaries’ equity securities of any kind (other than any issuance of shares of Class B common stock to EPE Employee Holdings II or pursuant to any equity compensation plan approved by the Compensation Committee, the issuance of equity of an Issuer subsidiary to the Issuer or one of its wholly owned subsidiaries or a Class B Exchange), including any designation of the rights (including special voting rights) of one or more classes of the Issuer’s preferred stock;

•	entry by the Issuer or any of its subsidiaries into any agreement that would restrict any Legacy Class A Stockholders (or any of their affiliates) from entering into or continuing to operate in any line of business or in any geographic area;

•	changing any of the Issuer’s significant accounting policies, except as required by GAAP;

•	settle, compromise or initiate any material litigation;

•	any adoption, approval or issuance of any “poison pill” or similar rights plan or any amendment of such plan after the adoption thereof has received Special Board Approval;

•	any amendment, modification or waiver of the Stockholders Agreement;

•	any amendment, modification or waiver of the Issuer’s Second Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws; and

•	the creation by the Issuer of a non-wholly owned subsidiary, other than any non-wholly owned subsidiary that is an operating joint venture entered into by the Issuer in the ordinary course of business.

Amendment

The Stockholders Agreement may be amended by a Special Board Approval and the affirmative vote of the Legacy Class A Stockholders holding at least two-thirds of the shares of common stock held by the Legacy Class A Stockholders. Further, the Stockholders Agreement may not be amended in a manner that would disproportionally and materially adversely affect the interests of any Legacy Stockholder (in relation to any other Legacy Stockholder after taking into account the rights of such Legacy Stockholder) without the written approval of such Legacy Stockholder.

Other Provisions

The Stockholders Agreement further provides that each of the Legacy Stockholders will not vote to amend or modify any provision of the Issuer’s Second Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws in a manner that would disproportionally and materially adversely affect the interests of any Legacy Stockholder (in relation to any other Legacy Stockholder after taking into account the rights of such Legacy Stockholder) without the written approval of such Legacy Stockholder. Further, the Stockholders Agreement provides that the Legacy Stockholders will vote and take all other necessary actions to ensure that the Second Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws do not conflict with the Stockholders Agreement and to give effect to the provisions of the Stockholders Agreement. In addition, the Stockholders Agreement provides that, upon any sale of shares of common stock by certain Legacy Class A Stockholders (the “Specified Stockholders”) where the net return on invested capital to the Specified Stockholders is at least 1.0, the Issuer will exchange with each holder of shares of Class B Common Stock a number of shares of Class B Common Stock for a number of newly issued shares of common stock in such amount and in the manner described in the Stockholders Agreement (a “Class B Exchange”), and that the Issuer shall bear all of the costs and expenses associated with a Class B Exchange, including the costs and expenses incurred in connection with filing and maintaining a resale registration statement and brokerage commissions payable by holders of Class B common stock in connection with sales by such holders of shares of common stock received by such holders pursuant to a Class B Exchange.

Registration Rights Agreement

TOGH is party to a Registration Rights Agreement, dated as of August 30, 2013 (the “Registration Rights Agreement”), among the Issuer, the Sponsors and the other Legacy Class A Stockholders. The following description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Pursuant to the Registration Rights Agreement, the Issuer has granted the Sponsors and the other Legacy Class A Stockholders the right, under certain circumstances and subject to certain restrictions, to require the Issuer to register under the Securities Act shares of the Issuer’s common stock that are held or acquired by them.

Demand Rights. Specifically, the Registration Rights Agreement grants the Sponsors unlimited “demand” registration rights to request that the Issuer registers all or part of their shares of common stock on Form S-3 under the Securities Act. The Issuer is not required to comply with any demand to file a registration statement on Form S-3 unless the aggregate gross cash proceeds reasonably expected to be received from the sale of securities requested to be included in the registration statement is at least $25 million (or such lower amount approved by the Board). The Registration Rights Agreement also grants Apollo five, and each other Sponsor two, “demand” registration rights to request that the Issuer registers all or part of their shares of common stock on Form S-1 under the Securities Act. The Issuer is not required to comply with any demand to file a registration statement on Form S-1 unless the aggregate proceeds reasonably expected to be received from the sale of securities requested to be included in the registration statement is at least $100 million (or such lower amount approved by the Board).

Blackout Periods. The Issuer has the ability to delay the filing of a registration statement in connection with a demand request for not more than one period of 30 days in any twelve-month period, subject to certain conditions.

Piggyback Registration Rights. The Registration Rights Agreement also grants to the Legacy Class A Stockholders certain “piggyback” registration rights, which allow such holders the right to include certain securities in a registration statement filed by us, including in connection with the exercise of any “demand” registration rights by any other security holder possessing such rights, subject to certain customary exceptions.

Cut-Backs and Lock-up Periods. If the underwriter, in a “demand” or “piggyback” registration determines, in good faith, that the amount of common stock requested to be included in such offering exceeds the number or dollar amount that can be sold without adversely affecting such offering, then the underwriters will allocate the common stock to be included in such offering. The Legacy Class A Stockholders have agreed to enter into, if requested by underwriters, customary lock-up agreements in connection with an underwritten offering made pursuant to the Registration Rights Agreement. In connection with any underwritten offering, such period will start no earlier than 14 days prior to the expected “pricing” of such offering and will last no longer than 90 days after the date of the prospectus relating to such offering (extendable by not more than 34 days).

Underwriters. In connection with any underwritten offering pursuant to the Registration Rights Agreement, the underwriter will be selected: in the case of a “demand” registration, by the Legacy Class A Stockholders issuing the demand notice (subject to the Issuer’s approval, which will not be unreasonably withheld); and in all other cases (including a “piggyback” registration), by the Issuer.

Indemnification; Expenses. The Issuer has agreed to indemnify prospective sellers in an offering pursuant to the Registration Rights Agreement and certain related parties against any losses or damages arising out of or based upon any untrue statement or omission of material fact in any registration statement or prospectus pursuant to which such prospective seller sells shares of common stock, unless such liability arose out of or is based on such party’s misstatement or omission. The Registration Rights Agreement also provides that the Issuer may require each prospective seller, jointly and not severally, as a condition to including any common stock in a registration statement filed in accordance with the Registration Rights Agreement, to agree to indemnify the Issuer against all losses caused by its misstatements or omissions up to the amount of net proceeds received by such prospective seller upon the sale of the common stock giving rise to such losses. The Issuer will pay all registration expenses incidental to the Issuer’s obligations under the Registration Rights Agreement, including legal fees and expenses, and the prospective seller will pay its portion of all underwriting discounts and commissions, if any, relating to the sale of its shares of common stock under the Registration Rights Agreement.

Except as described above, the Issuer shall not be required to pay (i) any fees and disbursements of any counsel retained by any Legacy Class A Stockholders or by any underwriter and (ii) any expenses incurred in connection with any offering of common stock at such time such common stock may be sold without limitation as to volume pursuant to Rule 144; provided, that the Issuer will pay such expenses in connection with a “demand” registration by any Sponsor on Form S-1, the first two “demand” registrations by each Legacy Class A Stockholder and any “piggyback” registration.

Amendment. The Registration Rights Agreement may be amended by a Special Board Approval and the affirmative vote of the Legacy Class A Stockholders holding at least two-thirds of the shares held by the Legacy Class A Stockholders. Further, the Registration Rights Agreement may not be amended in a manner that would disproportionally and materially adversely affect the interests of any Legacy Stockholder (in relation to any other Legacy Stockholder after taking into account the rights of such Legacy Stockholder) without the written approval of such Legacy Stockholder.

Lock-Up Letter

TOGH has entered into a Lock-Up Letter (the “Lock-Up Letter”) pursuant to which it has agreed that it will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Class A Common Stock or securities convertible into or exchangeable or exercisable for any shares of Class A Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Class A Common Stock, whether any of these transactions are to be settled by delivery of Class A Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after January 16, 2014. However, in the event that either (1) during the last 17 days of the “lock-up” period, the Issuer releases earnings results or material news or a material event relating to it occurs or (2) prior to the expiration of the “lock-up” period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC waives, in writing, such an extension. The Lock-Up Letter contains certain customary exceptions to the restrictions described above. The foregoing description of the Lock-Up Letter is qualified in its entirety by reference to the Lock-Up Letter, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7	Materials to Be Filed as Exhibits

Exhibit	Description

99.1	Joint Filing Agreement, dated as of January 30, 2014, by and between Texas Oil & Gas Holdings LLC, RSB Limited, Access Industries Holdings LLC, Access Industries, LLC, Access Industries Management LLC, AI Energy Holding LLC, AI Value Holdings, LLC, Altep 2014 L.P., Access Industries, Inc. and Mr. Blavatnik.

99.2	Power of Attorney.

99.3	Stockholders Agreement, dated as of August 30, 2013, between EP Energy Corporation and the stockholders party thereto, incorporated by reference to Exhibit 10.38 to the Issuer’s Registration Statement on Form S-1 (File No:333-190979) filed with the Securities and Exchange Commission on September 4, 2013.

99.4	Registration Rights Agreement, dated as of August 30, 2013, between EP Energy Corporation and the stockholders party thereto, incorporated by reference to Exhibit 4.8 to the Issuer’s Registration Statement on Form S-1 (File No:333-190979) filed with the Securities and Exchange Commission on September 4, 2013.

99.5	Lock-Up Letter from Texas Oil & Gas Holdings LLC to EP Energy Corporation and Credit Suisse Securities (USA) LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2014

TEXAS OIL & GAS HOLDINGS LLC

By: Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

RSB LIMITED

By: Hudson Administration S.A., director

By:	/s/ SIMON W. BAKER
Name:	Simon W. Baker
Title:	Director

ACCESS INDUSTRIES HOLDINGS LLC

By: Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ACCESS INDUSTRIES, LLC

By: Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

AI ENERGY HOLDING LLC

By: Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

AI VALUE HOLDINGS, LLC

By: Access Industries Management, LLC, its manager

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ALTEP 2014 L.P.

By: Access Industries, Inc., its general partner

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

ACCESS INDUSTRIES, INC.

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Title:	Executive Vice President

LEN BLAVATNIK

*

*	The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ ALEJANDRO MORENO
Name:	Alejandro Moreno
Attorney-in-Fact